SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 3, 2005 filed by the Company with the Comisión Nacional de Valores.

By letter dated November 3, 2005, the Company reported that the shareholders meeting held on November 1, 2005 make an adjournment until November 29, 2005 at 4 pm. on Bolivar 108, first floor, Buenos Aires, Argentina and also resolved as following:

FIRST: DESIGNATION OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE MINUTES OF THE SHAREHOLDERS´ MEETING.- It was approved by majority the designation of The Northern Trust and Cresud SACIF y A to approve and sign the agenda.

SECOND: CONSIDERATION OF THE DOCUMENTATION STATED IN LAW 19,550, ARTICLE 234, CLAUSE 1, CORRESPONDING TO THE ECONOMIC FISCAL YEAR ENDED IN JUNE 30, 2005.- It was approved by majority the analyzed documentation.

THIRD: CONSIDERATION OF THE ADMINISTRATION OF THE BOARD OF DIRECTORY’S.- It was approved by majority.

FOURTH: CONSIDERATION OF THE ADMINISTRATION OF THE SUPERVISORY COMMITTEE.- It was approved by majority.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 7, 2005